24 July 2007

BY FAX - ORIGINAL IN POST
(61 8 9353 4894)

Allied Gold Limited
Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, WA, Australia 6106

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Company Secretary:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 23 July 2007. Please note that this Notice is not being filed due to a disposition of shares. Instead, the recent increase in issued share capital has caused our relative shareholding to decrease below the next reportable threshold.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 339,974,710 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Allied Gold Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
CAN/ARSN (if applicable	N/A

The holder ceased to be a substantial holder on	23 July 2007
The previous notice was given to the company on	27 March 2007
The previous notice was dated	26 March 2007

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
23/7/2007	The Capital Group Companies, Inc.	Decreased holdings***	n/a	n/a	n/a

See Annexure A dated 26 March 2007

*****Please note that the Form 605 is not being filed due to a disposition of shares. Instead the recent increase in issued share capital has caused our relative shareholding to decrease below 5%.**

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

The shares being reported are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

See Annexure A dated 23 July 2007 (copy attached)

Signature

print name Liliane Corzo capacity: Associate Counsel

sign here ______________________________ date 24 July 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 605 (cease) signed by this corporation dated 23 July 2007.

The Capital Group Companies, Inc.

By: ____________________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Allied Gold Limited

23 July 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000075	16,298,500	
		16,298,500	
GRAND TOTAL		**16,298,500**	**4.79%**

Nominee List

Allied Gold Limited
23 July 2007

Nominee Name		
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia 11000075		16,298,500
	Total Shares:	16,298,500